EXHIBIT 12
Vanguard Health Systems, Inc.
Computation of Ratios of Earnings to Fixed Charges
(unaudited)
(dollars in millions)

	Year	Year	Year	Year	Year	Six months	Six months
	ended	ended	ended	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,	June 30,	December 31,	December 31,
	2006	2007	2008	2009	2010	2009	2010
EARNINGS:
Income (loss) from continuing operations before income taxes	$41.1	$(122.5)	$5.6	$48.9	$(58.4)	$(17.8)	$7.5
Equity method income	(0.2)	(0.9)	(0.7)	(0.8)	(0.9)	(0.5)	(0.6)
Fixed charges, exclusive of capitalized interest (a)	118.6	140.9	138.7	124.7	127.8	60.9	76.3

Earnings	$159.5	$17.5	$143.6	$172.8	$68.5	$42.6	$83.2

FIXED CHARGES:
Interest charged to expense (b)	$110.3	$131.6	$128.4	$114.0	$116.8	$55.4	$70.6
Portion of rents representing interest (c)	8.3	9.3	10.3	10.7	11.0	5.5	5.7

Fixed charges, exclusive of capitalized interest	118.6	140.9	138.7	124.7	127.8	60.9	76.3
Capitalized interest	8.3	3.0	1.4	2.0	2.4	1.3	2.1

Total fixed charges	$126.9	$143.7	$140.1	$126.7	$130.2	$62.2	$78.4

Ratio of earnings to fixed charges	1.26x	n/a	1.03x	1.36x	n/a	n/a	1.06x

Amount by which earnings are inadequate to cover fixed charges	n/a	$126.2	n/a	n/a	$61.7	$19.6	n/a

(a)	Calculated in fixed charges section below.

(b)	Excludes interest income. Includes amortization of deferred financing costs and debt discount amortization.

(c)	Estimated to be 25% of consolidated rental expense.